Exhibit (d)(20)(F)

Notice of Termination of Subadvisory Agreement as to the

Overseas Equity Trust

(a Series of John Hancock Trust)

Templeton Investment Counsel, LLC

Notice is hereby given pursuant to Section 7 of the Subadvisory Agreement (the “Agreement”) dated February 1, 1999, as amended, between John Hancock Investment Management Services, LLC and Templeton Investment Counsel, LLC (“Templeton”) that the Agreement as to the Overseas Equity Trust is terminated effective as of the close of business on April 30, 2010. The Agreement will continue to remain in effect as to all other portfolios listed in Appendix A to the Agreement on and after April 30, 2010.

Executed this 26th day of April, 2010.

John Hancock Investment Management Services, LLC

By:	/s/ Bruce R. Speca
Bruce R. Speca
Executive Vice President

Templeton hereby waives its right to 60 days notice of such termination as provided for in Section 7 of the Agreement.

Templeton Investment Counsel, LLC

By:	/s/Gary Motyl
Gary Motyl
President